**HALL & ROMKEMA FINANCIAL SERVICES, LLC**
**Statement of Financial Condition**
**December 31, 2015**

## Assets

| | | |
|---|---|---|
| **Current Assets** | | |
| Cash and cash equivalents | $ | 108,961 |
| Cash deposit with clearing organization | | 15,000 |
| Accounts receivable | | 191,537 |
| Prepaid expenses | | 15,943 |
| Total Current Assets | | 331,441 |
| **Property and Equipment** | | |
| Office equipment | | 5,778 |
| Accumulated depreciation | | (5,249) |
| Total Property and Equipment | | 529 |
| Total Assets | $ | 331,970 |

## Liabilities and Members' Equity

| | | |
|---|---|---|
| **Current Liabilities** | | |
| Accounts payable | $ | 3,341 |
| Total Current Liabilities | | 3,341 |
| **Members' Equity** | | 328,629 |
| Total Liabilities and Members' Equity | $ | 331,970 |

See accompanying notes.